FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of          April                                       2005
                          -----------------------------------      -----------
Commission File Number    000-23464
                          -----------------------------------      -----------


                               Hummingbird Ltd.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                   Form 40-F   X
                         -------------                 --------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No    X
                    ----------------              ----------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX


Document                                                               Page No.
--------                                                               --------

    1.      News Release dated April 4, 2005 ("WORLD'S LARGEST LAW        4
            FIRM EXPANDS DEPLOYMENT OF LEGALKEY ENTERPRISE RECORDS MANAGEMENT SOLUTION FOR LAW FIRMS")
    2.      News Release dated April 8, 2005 ("HUMMINGBIRD UPDATES        8
            SECOND QUARTER FY2005 FINANCIAL OUTLOOK")
    3. News Release dated April 18, 2005 ("HUMMINGBIRD ANNOUNCES 11 WEB SEMINAR SERIES FOR THE FINANCIAL SERVICES SECTOR")
    4. News Release dated April 26, 2005 ("HUMMINGBIRD REPORTS 15 SECOND QUARTER FY2005 FINANCIAL AND OPERATING RESULTS")
    5.      News Release dated April 27, 2005 ("HUMMINGBIRD AND          22
            VERITAS TO LINK CONTENT MANAGEMENT AND E-MAIL ARCHIVING PRODUCTS TO CONTROL LIFECYCLE OF BUSINESS INFORMATION")

                                                                    Document 1

[HUMMINGBIRD LOGO OMITTED]


      World's Largest Law Firm Expands Deployment of LegalKEY Enterprise
                   Records Management Solution for Law Firms

      International law firm, Clifford Chance, ensures records management consistency for global teams by extending practice support system and upgrading to latest version at UK office

Toronto - April 4, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Clifford Chance, the world's largest global law firm, has successfully completed an upgrade of LegalKEY Enterprise Records Management
(RM) solution at its Canary Wharf office in the UK. The latest version offers enhanced features and extensive integration capabilities for more flexibility and improved efficiencies. The firm's most recent implementation follows a successful roll-out of the robust and feature-rich RM solution at its New York office.

Clifford Chance recognized the need for a strong records management system if they were to achieve business efficiencies in the future. "Records management had to move forward in the UK and become a key element in developing strong and secure systems for knowledge and information," said Trevor Hughes, Records Manager, Clifford Chance in the UK. "The Records Management team provides a core service to a law firm, and a global leader like Clifford Chance needed a strong RM process and solution."

In 2002, LegalKEY was installed at the London Office. Pivotal to the project success was a massive data clean-up of all data held in existing practice management systems at the firm. It took several months to clean-up all the records held in the various systems, and once this was completed the team needed to migrate the data into the new LegalKEY RM solution.

The result was a great success. "The support and commitment that we received from the LegalKEY team was invaluable," said Hughes. "Without their commitment and their understanding of the legal market and Records Management, the project would not have come in on time or gone so well."

In 2003, when Clifford Chance moved their entire UK office to Canary Wharf, the Records Management team had to clear 500,000 square feet of office space in a 12-month timeframe. In that time, they had to keep most papers and documents active and move active files to archive. "We cleared around 70,000 boxes of documents in 12 months," continued Hughes. "That's over 300,000 folders, and more than twice what we would normally clear in 12 months. We couldn't have achieved that without a strong records management solution in place."

The recent upgrade delivers significant business benefits to Clifford Chance. The team can search for files using an infinite amount of text against any record and the system will provide comprehensive lists, making documents easier to find and retrieve. Records can be traced much more quickly since each one is attributed to a specific lawyer and all history can be recorded down to specific lawyer level.

The records management system allows a vast array of reports to be produced, including activity histories, enabling Records administrators at the firm to make more informed decisions concerning record retention policies and procedures. The system is designed to minimize risk and to accommodate multi-tiered retention and destruction policies and risk management protocols.

Looking Ahead

Clifford Chance recognizes that good practice in records keeping is a high priority, and the firm intends to utilize Hummingbird as a prime contributor to its future information and document management solutions. "LegalKEY is the perfect tool for the future of Records Management at Clifford Chance," said Hughes. "With it we can enhance the firm's operations and be of great benefit to the firm - significantly helping to move our business forward."

"The combination of the LegalKEY practice support suite and Hummingbird Enterprise(TM) delivers unrivalled value to our global legal customers," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "We are looking forward to continued success in enhancing matter lifecycle management practices at Clifford Chance."

About Clifford Chance

Clifford Chance Limited Liability Partnership is the first fully integrated global law firm, with 29 offices in 19 countries. The firm aims to provide seamless global services to the world's leading financial institutions and multinational businesses. Unrivalled in its international resources, Clifford Chance has over 3,300 legal advisers and is organised around six global practice areas: capital markets; corporate (including M&A); finance; litigation and dispute resolution; real estate; and tax, pensions and employment law.

About LegalKEY(R) Enterprise Records Management System

From a single interface, the LegalKEY Enterprise Records Management System provides for complete management of all electronic and physical information related to a client/matter file, regardless of source of origin or media type, including e-mail, document management files, images, voice mail and fax. Standard features include full text indexing of e-mails, e-mail attachments and documents created within document management systems, retention that allows for content groupings and powerful multi-level approvals, complete viewing of a matter file from a single screen, flexible searching and reporting, circulation management using barcode technology, automatic generation of labels, collective "boxing," and inactive records management.

The LegalKEY product suite includes Enterprise Records Management, Conflicts Management, New Business Intake, Critical Dates Management and Relationship Management systems -- all fully integrated to enable consistent creation, use and maintenance of client/matter information.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

Hummingbird UK Contacts:

Andy Eden                              Sharon Forder
UK Business Manager                    Marketing Consultant
Hummingbird Legal Solutions Ltd.       Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                     Tel: 07968 193 683
andy.eden@hummingbird.com              sharon.forder@hummingbird.com

                                                                    Document 2

[HUMMINGBIRD LOGO OMITTED]


          Hummingbird Updates Second Quarter FY2005 Financial Outlook

Toronto - April 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today provided a revised outlook for its second quarter results for the period ending March 31, 2005. Hummingbird expects revenue for the second quarter of fiscal 2005 to be approximately US$54 to US$54.5 million. The Company expects adjusted diluted earnings per share to be approximately US$20 to 22 cents. With its continued focus on driving operational efficiencies, Hummingbird expects to maintain its strong profitability.

Barry Litwin, President and Chief Executive Officer of Hummingbird said, "Our projected results for the second quarter reflect a modest shortfall in revenue on the Connectivity side of our business. In spite of the shortfall we remain profitable and continue to grow our Enterprise Content Management business, which now represents approximately 70% of our total revenue base. We remain very confident in the continued positive growth prospects for our business."

Hummingbird has scheduled a Second Quarter Financial Update conference call on Monday April 11, 2005 at 8:30 a.m. EST. To participate in the teleconference, please call 416-850-1243 (Toll-Free 800-814-4857) 10 minutes ahead of the scheduled start time. To listen to the conference call replay dial 416-640-1917 (Toll-Free 877-289-8525), Passcode: 21121099#

Hummingbird plans to release its financial results for the second quarter ending March 31, 2005 after market close on April 26, 2005 and will provide a further update at that time.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through the Company's Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Inder Duggal                                       Dan Coombes
Chief Financial Officer                            Director, Investor Relations
Hummingbird Ltd.                                   Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                        Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                       dan.coombes@hummingbird.com

Michele Stevenson
Corporate Communications Manager
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                                                    Document 3

[HUMMINGBIRD LOGO OMITTED]

               Hummingbird Announces Web Seminar Series for the
                           Financial Services Sector

   Five-part series showcases Hummingbird Enterprise(TM) solutions that help organizations meet regulatory compliance, improve corporate governance, increase operational effectiveness and gain a competitive advantage


Toronto - April 18, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that it will present a five-part Web seminar series on Hummingbird Enterprise(TM) solutions for the financial services sector. Beginning April 28th, the five-part series will feature key Hummingbird executives, from both North America and the UK, who will discuss Hummingbird's suite of integrated tools and solutions that are designed to address the information management challenges and regulatory and compliance requirements faced by financial services organizations.

Financial institutions today face an increasing number of regulations that require a formalized process for managing content or information that is core to their business operations. Hummingbird Enterprise for Financial Services provides a flexible, scalable and secure platform that allows organizations to control the creation and management of all key documents, content, information and records; track and log who views or changes these important documents; search and retrieve the documents, providing availability and authentication; and communication and collaboration tools that allow for the effective and controlled dissemination of information.

The complimentary, online events include the following scheduled topics:
------------------------------------------------------------------------

April 28
Enabling the Organization with Content-Centric Solutions

Executives in the financial services industry need clear and accurate access to information in order to make strong and sound strategic and tactical decisions. Critical information may reside in databases, or departmental applications; or as unstructured content such as electronic-based documents, contracts, forms and e-mails. This session will focus on the importance and value of using content-centric solutions to bridge the gap between unstructured and structured information delivery. Attendees will learn how these solutions enable organizations to meet regulatory compliance, improve corporate governance, increase operational effectiveness and gain a competitive advantage.

May 12
Customer Complaints Handling for Financial Services Organizations

For many financial services organizations, customer complaints handling is guided by regulatory requirements, including defined and controlled processes around managing customer feedback and reporting on the effectiveness of the complaints handling processes. In this Web seminar attendees will learn how Hummingbird works with financial services organizations to streamline the process of capturing, processing, resolving and reporting customer feedback and complaints.

May 26
Centralizing and Managing Applications, Agreements and Contracts

Financial institutions can drive value by employing technology solutions that provide a deeper and more contextualized understanding of the risks, obligations and benefits associated with each contract and contractual relationship. Whether it is a commercial loan, an initial public offering or service contract, financial institutions face challenges in managing this type of relationship. This session will address how the management of contracts during their entire lifecycle, from inception to creation, execution through to servicing, provides a significant time and cost savings to financial services organizations.

June 9
Addressing the Challenge of Electronic Messaging

Financial services organizations can leverage the use of electronic messaging to reduce costs and speed communications, enabling them to be more profitable and competitive. Organizations can remove the obstacles to adoption by implementing electronic messaging management practices that comply with industry standards and regulatory requirements. This seminar will introduce e-mail management and other solutions aimed at helping financial services organizations leverage the benefits of electronic messaging technologies. Hummingbird Enterprise provides the foundation for financial institutions to capture, manage, and preserve e-mail and instant messages as corporate records.

June 23
The Anti-Money Laundering Dashboard

Anti-money laundering solutions that can monitor and detect unusual financial transactions coupled with an understanding of the customer behind the transactions offers financial institutions an integrated solution to combat money laundering and adhere to tough new legislation aimed at preventing this type of criminal activity. Attendees will learn how Hummingbird solutions help organizations know their customers and add to their anti-money laundering strategy.

The complimentary, online events will run from 11:00 a.m. - 12:00 p.m. eastern time (US and Canada) and include a short question and answer period at the end of each session.

Please visit: http://wwww.hummingbird.com/mailers/webseminar_main.html to register for the seminars.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                    Document 4

[HUMMINGBIRD LOGO OMITTED]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                   HUMMINGBIRD REPORTS SECOND QUARTER FY2005
                        FINANCIAL AND OPERATING RESULTS

      Total Sales of $54.3 Million; Hummingbird Enterprise Sales up 3.4%;
                              Adjusted EPS $0.21

Toronto - April 26, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its consolidated results for the second quarter ended March 31, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


-----------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                        U.S. GAAP
(millions of U.S dollars except share data)

                                                      Three Months Ended      Six Months Ended
                                                           March 31                March 31
                                                           --------                --------
                                                   2005             2004       2005           2004
                                                   ----             ----       ----           ----

Sales                                              54.3             54.7      108.2           104.7

Net (Loss) Income                                  (1.2)             2.1       (2.9)            0.8

Diluted (Loss) Earnings Per Share                 (0.07)            0.12      (0.17)           0.04

Diluted Number of Shares (millions)                17.5             17.8       17.5            17.8

Adjusted Net Income (Note)                          3.7              6.0        9.8            11.3

Adjusted Diluted Earnings Per Share                0.21             0.34       0.56            0.64

Adjusted Diluted Number of Shares (millions)       17.6             17.8       17.6            17.8

-----------------------------------------------------------------------------
Note:    Adjusted Net Income comprises Net (Loss) Income excluding           |
         amortization of intangibles, restructuring and other charges, and   |
         deferred income tax rate adjustments, net of related taxes.         |
-----------------------------------------------------------------------------


"During the second quarter we continued to grow our Enterprise Content Management business which now represents over 70% of our total revenue mix. We maintained our position of profitability on an adjusted net income basis in the quarter, in spite of a modest shortfall in revenue on the Connectivity side of the company. The fundamentals of our business remain strong, and we continue to be very confident in the positive growth prospects for Hummingbird," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd.

Mr. Litwin continued, "I am pleased to report that Hummingbird announced a number of important operational initiatives during the second quarter that considerably advance the Company's position in the enterprise content management market. I'm particularly excited about two fundamental innovations in the next release of Hummingbird EnterpriseTM that we believe will considerably strengthen our market leadership.

The recently announced Hummingbird Content DriveTM represents a unique competitive differentiator that will provide order of magnitude improvements in scalability and performance. The Hummingbird Enterprise(TM) Client for Microsoft Outlook raises the bar for how users will manage content without ever having to leave the familiar Microsoft Outlook desktop application. Based on extensive market validation and testing with our customers, these new capabilities represent an important advancement in usability that will further remove complexity in managing content and lower deployment costs.

In addition, our solutions initiatives are yielding encouraging growth trends, reinforcing that they represent an important growth engine for the Company. These purpose-driven solutions are helping differentiate Hummingbird from our competitors, and are opening up new market opportunities across multiple verticals. Hummingbird is committed to continuing to deliver compelling, innovative and differentiated solutions that will help us to build upon our leadership position in the industry."


Financial Highlights
--------------------

Sales for the quarter ended March 31, 2005 were $54.3 million, relatively unchanged from the quarter ended March 31, 2004. Hummingbird Enterprise revenues for the quarter were $38.2 million, a 3.4% increase from the same quarter last year, and a 4.2% increase from the previous quarter. Connectivity revenues for the quarter were $16.1 million, compared to the $17.8 million for the second quarter last year.

Adjusted net income in the current quarter was $3.7 million, compared to $6.0 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.21, compared to $0.34 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the quarterly performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

During the quarter, the company recorded restructuring charges of $3.5 million. This charge relates to the Company's ongoing review of its global operations to align costs with revenues, and to consider areas where there is overlap related to historic acquisitions.

Operating expenses for the current quarter, which exclude amortization of intangibles and restructuring charges, were $42.7 million, compared to $39.1 million for the second quarter of the previous fiscal year.

For the second quarter of fiscal 2005, Hummingbird reported a net loss of $1.2 million, compared to a net income of $2.1 million for the same quarter of last year. The diluted loss per share of $0.07 in the current quarter compares to diluted earnings per share of $0.12 for the similar quarter of the prior year.

Sales for the six months ended March 31, 2005 were $108.2 million, an increase of 3.3% over the previous year. Hummingbird Enterprise revenues for the current six months were $74.8 million, up from $70.0 million in the same period last year, representing a 6.8% increase.

Operating expenses, which exclude amortization of intangibles, and restructuring charges and other charges, increased by 7.9% to $81.1 million for the first six months of fiscal 2005 compared to the prior year. The net loss for the current six month period was $2.9 million resulting in a diluted loss per share of $0.17, compared to net income of $0.8 million and diluted earnings per share of $0.04 last year.

Adjusted net income for the current six months was $9.8 million compared to $11.3 million for the six months ended March 31, 2004. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.56 compared to $0.64 for the prior year.

Total assets as at March 31, 2005 were $365.3 million, compared to $371.5 million as at December 31, 2004. The Company's cash position, including short-term investments, was $129.1 million as at March 31, 2005. Deferred revenue increased to $67.8 million as at March 31, 2005 from $66.2 million as at December 31, 2004.


Operational Highlights
----------------------

Accelerated Traction for Line-of-Business Content Life Cycle Solutions
----------------------------------------------------------------------

The demand for Hummingbird's content life cycle solutions continues to accelerate. In particular, Contract Management across multiple industry segments, and Deal Management for the financial services sector are generating net new customers and a growing sales pipeline. Hummingbird is seeing particular interest for its Contract Management solution in large diversified enterprises where the number of contracts to be managed is in the tens of thousands, and where labour intensive activities to manage contracts contribute to increasing costs of sales. Hummingbird's Deal Management solution supports investment banking teams by providing an integrated work environment to build relationships, win business, close deals and audit activities. Teams can work across multiple organizations and geographies, and around the clock for faster deal closing and higher deal throughput. Based on Hummingbird's enterprise content management platform, Deal Management provides a collaborative environment for internal and external participants to work together throughout the deal negotiation process.

Summit 2005 - A Significant Success
-----------------------------------
Hummingbird's Summit event during the quarter was a significant success, with attendance up over 20% from the previous year. Over 860 people from 26 countries around the world attended, and there was considerable representation across all the Company's targeted industry segments. In addition, over 100 of Hummingbird's valued partners attended Summit. Also during Summit the Company unveiled Hummingbird EnterpriseTM 2005 that created a significant amount of interest for attendees that previewed its innovative new features.

Upcoming New Release - Hummingbird EnterpriseTM 2005
----------------------------------------------------
Hummingbird EnterpriseTM 2005 further builds on the significant capabilities of prior releases and is designed to address three key market requirements. First, Hummingbird has made significant investments in user interface functionality to measurably improve usability and end user work experience. Second, Hummingbird EnterpriseTM 2005 is designed to minimize deployment complexities and lower cost of deployment over pre-existing IT infrastructure investments, to measurably reduce total cost of ownership. And third, to enable organizational compliance with regulatory and enhanced governance standards, Hummingbird EnterpriseTM 2005 provides a highly secure framework in which to manage and reduce risk by ensuring that critical business content is always traceable and auditable.

The Company's recently unveiled Hummingbird Content DriveTM technology will be a key component of Hummingbird EnterpriseTM 2005. Content DriveTM represents a fundamental shift in enterprise content management architecture that vastly improves performance of content-based interactions between Hummingbird Enterprise and Microsoft's content authoring applications. Content Drive represents a radical leap forward and marks a significant instance of synergy with the Company's legacy Connectivity business.

Also during the quarter Hummingbird unveiled another important innovation available with the release of Hummingbird EnterpriseTM 2005. The Hummingbird EnterpriseTM Client for Microsoft Outlook provides a fully interactive view of the entire suite of Hummingbird Enterprise functionality from within Microsoft

Outlook. With the familiarity and intuitive value this interface brings the user, the benefits of Hummingbird EnterpriseTM Client for Microsoft Outlook include reduced time and effort to manage work product, enhanced work experience and greatly reduced training time.

Awards and Recognition
----------------------
During the quarter Hummingbird was recognized by KMWorld magazine as one of the 100 Companies that Matter in Knowledge Management. This list recognizes organizations who are leading the way in the knowledge economy by anticipating market requirements and delivering innovative solutions that enable customers to leverage knowledge assets across their enterprise. Hummingbird is one of only a few companies to have received this honour for five consecutive years.

In addition, Network Computing magazine recognized Hummingbird Enterprise Collaboration as a top solution in comparison with collaboration tools from seven other vendors. The Company's Collaboration platform was ranked highly for its advanced security features, ease of use, mobility and instant messaging capabilities and seamless integration with the overall Hummingbird Enterprise suite.

About Hummingbird
-----------------

Hummingbird Ltd. (TSX: HUM, NASDAQ: HUMC) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
--------------------

Inder Duggal                                      Dan Coombes
Chief Financial Officer                           Director, Investor Relations
Hummingbird Ltd.                                  Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                       Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                      dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                                                    Document 5

[HUMMINGBIRD LOGO OMITTED]


         Hummingbird and VERITAS to Link Content Management and E-mail Archiving Products to Control Lifecycle of Business Information


VERITAS VISION 2005, San Francisco, California - April 27, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) and VERITAS Software Corporation (Nasdaq: VRTS) today announced a strategic alliance that will integrate VERITAS Enterprise Vault(TM) 6.0 e-mail and content archiving software with Hummingbird Enterprise(TM) 2005, the next generation of Hummingbird's award-winning enterprise content management platform.

The combination of VERITAS Enterprise Vault software and Hummingbird Enterprise is designed to enable customers to better manage electronic records such as e-mail, Instant Messages, and file system documents as part of an integrated content lifecycle management solution. Joint customers will be able to use a common, unified interface to capture and manage all business content stored in disparate information sources, declare those documents and messages as records and access the content across both systems.

Hummingbird and VERITAS will deliver this functionality from the most common interface for document creation and sharing today - the e-mail client, starting with Microsoft Outlook. This will help allow appropriate corporate practices such as document retention policies to be applied, while enabling easy access to all content including e-mail via the user-friendly interface customers are most familiar with, helping improve productivity of information workers.

According to a recent research report from Gartner, Inc.,(1) "Companies that rely on employees to tag and push appropriate e-mails into the record management system or an e-mail record archive must implement a compliance monitoring system and audit to ensure that the corporate policy is being followed. Alternatively, there is the option to deploy a records management system that offers the option to automate some parts of the declaration process while capturing all non-declared records into a large "other e-mail" folder. This adds intelligence to some of the e-mail records while eliminating the need to oversee that all users are in compliance."

"Without proper protection, retention and management of critical business content so often found in e-mail, organizations face increasing administrative costs and, most importantly, increase their risks of violating corporate governance policies, laws and regulations," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "The combination of Hummingbird Enterprise and VERITAS Enterprise Vault will ensure that our customers have a seamlessly integrated environment to manage content lifecycle without ever having to leave Microsoft Outlook."

The VERITAS-Hummingbird partnership will provide customers with a tool that leverages the simplicity of the Microsoft Outlook desktop and extends it with enterprise scalable content management and archival capabilities. Integration with VERITAS Enterprise Vault software will support flexible, software-based archiving of e-mail and documents from Hummingbird Enterprise. The integration further helps reduce storage costs and simplifies management of e-mail, attachments and documents via automated, policy-controlled archiving to online stores for active retention and seamless retrieval of information.

"Our lawyers live in the Outlook client which is one of the main reasons we wanted Hummingbird to provide us with a unified system for handling e-mail management and matter centric working. With an existing and very valuable document management system already in place, we need to take advantage of this additional functionality in order to achieve the true value add of the upgrade," said Jon Gould, IT Director at UK-based law firm Charles Russell. "With the Hummingbird solution and VERITAS Enterprise Vault integration not


---------------
(1) The Research Note of April 12, 2005, entitled: "Companies Choose Different Approaches to E-Mail Archiving" is co-authored by vice presidents Kenneth Chin and Carolyn DiCenzo.

only will fee-earners be able to manage all content, including e-mail, from within the familiar Outlook interface, they will also be able to apply appropriate archiving and retention policies. This will be very beneficial for the firm to help us to meet our compliance requirements."

"Organizations today are challenged with both managing the mounting volume of electronic information and communication and retaining that information for internal corporate governance or external regulatory compliance," said Michael Speiser, Vice President of VERITAS' Data Management Group. "VERITAS and Hummingbird are committed to delivering a comprehensive solution to systematically capture, protect, control and dispose of important electronic records. At the same time, VERITAS and Hummingbird realize that business users will not easily change their work environments - so all of this must be done from the interface that they work in today - Microsoft Outlook."

Hummingbird and VERITAS will preview the new features and functionalities of the combined solution at VERITAS VISION 2005, VERITAS' worldwide user conference, April 25-28 at the Moscone Convention Center in San Francisco, California.

Availability: The combined Hummingbird Enterprise 2005 and VERITAS Enterprise Vault(TM) 6.0 solution is expected to be generally available for release in the summer of 2005.

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software and services to enable utility computing. In a utility computing model, IT resources are aligned with business needs, and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware and labor costs. With 2004 revenue of $2.04 billion, VERITAS delivers products and services for data protection, storage & server management, high availability and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.veritas.com.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information, please contact:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

VERITAS Contacts:

Press Contacts:
Vineeta Durani, Corporate Communications, VERITAS Software
(650) 527-4199, vineeta.durani@veritas.com

Andrew Ryan, Corporate Communications, VERITAS Software
(954) 678-0122, andrew.ryan@veritas.com

Investor Contact:
Tim Harvey, VERITAS Software
(650) 527-4523, tim.harvey@veritas.com

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Hummingbird Ltd.
                                         --------------------------------------
                                                     (Registrant)


Date:      May 2, 2005                   By:   /s/ Inder P.S. Duggal
           -----------------                   --------------------------------
                                                                (Signature)
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller